[EXHIBIT 85]




                         [ITT Letterhead]


                                       DATE: August 13, 1997
                                       CONTACT:    Jim Gallagher
                                       TELEPHONE:  212-258-1261


                      FOR IMMEDIATE RELEASE




                  ITT Extends Stock Tender Offer

     New York, August 13, 1997 - ITT Corporation announced today that it had extended the expiration date of its offer to purchase up to 30 million shares of its common stock (including the associated preferred stock purchase rights) at $70.00 per share, net to the seller in cash. The offer is now scheduled to expire at 5:00 p.m., New York City time, on Tuesday, September 9, 1997, unless extended. As of the close of business yesterday, approximately 19 million shares of the Company's common stock have been tendered in the offer. The terms and conditions of the offer are set forth in the Company's Offer to Purchase dated July 17, 1997 and the related Letter of Transmittal. Goldman, Sachs & Co. and Lazard Freres & Co. LLC are acting as Dealer Managers for the offer and Georgeson & Company Inc. is acting as Information Agent.

                              - ITT -